SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Partner Communications Company Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Share, par value New Israeli Shekel 0.01

(Title of Class of Securities)

70211M109

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON WHAMPOA LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 78,940,104 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER 78,940,104 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%(1)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Based on 151,353,447 ordinary shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 78,940,104 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER 78,940,104 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%(1)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Based on 151,353,447 ordinary shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ADVENT INVESTMENTS PTE LTD - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 62,621,184 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER 62,621,184 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,621,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%(1)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Based on 151,353,447 ordinary shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON TELECOMMUNICATIONS INTERNATIONAL (NETHERLANDS) BV – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 16,318,920 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER 16,318,920 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,318,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(1)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Based on 151,353,447 ordinary shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Disclaimed (see 11 below) 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER Disclaimed (see 11 below) 10 SHARED DISPOSITIVE POWER - 0 -

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by Hutchison Whampoa Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications International (Netherlands) BV and Advent Investments Pte Ltd.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%. See Item 5.
14	TYPE OF REPORTING PERSON HC, CO

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement on Amendment No. 4 to Schedule 13D relates to Ordinary Shares, par value New Israeli Shekel 0.01 (“Ordinary Shares”), of Partner Communications Company Ltd., a company incorporated in Israel (the “Issuer”). The Issuer’s principal executive office is 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting “This statement on Amendment No. 3 to Schedule 13D is filed jointly by the companies listed below” and replacing it with:

“This statement on Amendment No. 4 to Schedule 13D is filed jointly by the companies listed below.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On February 7, 2005, Elbit Ltd. (“Elbit”), Polar Communications Ltd. (“Polar”) and Eurocom Communications Ltd. (“Eurocom”) offered to sell up to all of their Ordinary Shares to the Issuer (the “Buyback”) and granted Matav Investments Ltd. (“Matav Investments”) an option to participate in the Buyback. On April 18, 2005, Matav Investments exercised its option to participate in the sale. On April 20, 2005, the Buyback was completed by the Issuer, pursuant to which it purchased a total of 33,317,932 Ordinary Shares at a price of NIS32.2216 (US$7.37, based on an exchange rate on April 20, 2005 of NIS 4.371= US$1.00 as published by the Bank of Israel) per share and subsequently cancelled those Ordinary Shares.

Also on February 7, 2005, Elbit, Polar, Eurocom, Matav Investments and Matav Cable Systems Media Ltd. (“Matav Cable”) (together, the “Israeli Shareholders”) entered into an agreement (the “Fallback Agreement”) with Hutchison Telecommunications International (Netherlands) BV (“HTIN”) and Advent Investments Pte Ltd (“Advent”) that, among other things, (i) sets forth terms and conditions for the sale of Ordinary Shares by such shareholders in the event that the Buyback does not occur under certain circumstances, (ii) obligates all of the parties to the Fallback Agreement, including HTIN and Advent, to vote all their respective Ordinary Shares in favor of the Buyback at any applicable shareholders meeting of the Issuer, and (iii) to agree on amendments to the relationship agreement dated October 10, 1999 (together with all subsequent amendments, the “Former Relationship Agreement”) between Advent, the Israeli Shareholders and Tapuz Cellular Systems Ltd. (“Tapuz”).

Because the Buyback was successfully completed, no sale of Ordinary Shares under the Fallback Agreement was effected. Pursuant to the Fallback Agreement, HTIN and Advent voted their respective Ordinary Shares in favor of the Buyback at the extraordinary general meeting of shareholders held by the Issuer on April 12, 2005.

In addition, pursuant to the Fallback Agreement, Advent, HTIN, the Israeli Shareholders and Tapuz entered into a Restatement of the Relationship Agreement, dated April 20, 2005 (the “Restated Relationship Agreement”), that amended the Former Relationship Agreement by, among other things, replacing the parties’ obligation to vote for each others’ nominees for the Issuer’s board of directors with an obligation for HTIN and Advent to vote their Ordinary Shares to ensure that a majority of the directors of the Issuer are Israeli citizens and residents, to the extent that applicable law (including the License, as defined below, and the Issuer’s Articles of Association) (“Applicable Law”) so requires. Under the Restated Relationship Agreement, HTIN has also agreed to hold such number of Ordinary Shares necessary to comply with the minimum founders percentage, after taking account of Ordinary Shares held by Advent, required under the license dated April 7, 1998, as amended from time to time, granted by the Israel Minister of Communications to the Issuer (the “License”), which percentage is currently 26% of the issued share capital of the Issuer, less the minimum percentage required under the License to be held by Israeli citizens, residents or corporations (the “Required Israeli Percentage”), which percentage is currently not less than 5% of the issued share capital of the Issuer.

The Issuer has announced that following the completion of the Buyback, its board of directors will decrease from 17 to 13. Under the Restated Relationship Agreement, the Israeli Shareholders who are holding Ordinary Shares to comply with the Required Israeli Percentage shall appoint that number of directors as is required to be appointed by them under Applicable Law. With a board of 13 directors, this means that one of the Issuer’s directors will be appointed by the Israeli Shareholders. As three of the directors are independent directors, Advent and HTIN will, by virtue of being the majority shareholder of the Issuer, be able to nominate the remaining nine directors.

Except as described above, and except for any amendments to the Issuer’s Articles of Association to reflect any of the above-described changes to the License, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) As described in Item 4, following the completion of the Buyback and subsequent retirement of the purchased Ordinary Shares by the Issuer:

(i)	Advent beneficially owns, and has sole power to vote and sole power to dispose, 62,621,184 Ordinary Shares, or approximately 41.4% of the outstanding Ordinary Shares;

(ii)	HTIN beneficially owns, and has sole power to vote and sole power to dispose, 16,318,920 Ordinary Shares, or approximately 10.8% of the outstanding Ordinary Shares;

(iii)	HTIL, through its indirect ownership of Advent and HTIN, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 78,940,104 Ordinary Shares, or approximately 52.2% of the outstanding Ordinary Shares, and to have sole power over the voting and disposition of such shares;

(iv)	HWL, through its indirect ownership of HTIL, Advent and HTIN, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 78,940,104 Ordinary Shares, or approximately 52.2% of the outstanding Ordinary Shares, and to have sole power over the voting and disposition of such shares; and

(v)	Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL and through its separate indirect ownership of 28,402,698 ordinary shares of HTIL, may be deemed to be the beneficial owner of the 78,940,104 Ordinary Shares, or approximately 52.2% of the outstanding Ordinary Shares, beneficially owned by HWL, HTIL, Advent, and HTIN, and to have sole power over the voting and disposition of such shares. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of its interest in HTIL, Advent and HTIN arising from its indirect interest in HWL, and accordingly further expressly disclaims beneficial ownership of the Ordinary Shares.

The Ordinary Shares reported herein do not include 225,000 American Depositary Shares of the Issuer in which Mr. Canning Fok, a director of HWL, HTIL and Cheung Kong, has a corporate interest, or 25,000 American Depositary Shares of the Issuer in which Mr. George Colin Magnus, a director of HWL and Cheung Kong, has a personal interest.

Except as described in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective executive officers or directors, (i) beneficially owns any Ordinary Shares or American Depositary Shares of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Ordinary Shares or American Depositary Shares of the Issuer.

(c) None of the Reporting Persons nor, to their best knowledge, none of their respective executive officers or directors, has effected any transaction in Ordinary Shares or American Depositary Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

As described in Item 4, the Former Relationship Agreement has been terminated and replaced by the Restated Relationship Agreement, which is described in Item 4. A copy of the Restated Relationship Agreement is attached as Exhibit 7 hereto.

A credit facility (the “Credit Facility”) entered into by the Issuer on August 13, 1998 (as amended from time to time) with Bank Leumi Le-Israel B.M. (“Bank Leumi”) and other banks named in the Credit Facility was terminated on April 14, 2005. As a result, all Ordinary Shares pledged by Advent as part of the security for the performance by the Issuer of its, and any of its subsidiaries’, obligations under the Credit Facility, were released from the pledge.

In addition, upon the transfer of the Ordinary Shares from Advent to HTIN as described in Amendment No. 2 to Schedule 13D, HTIN acquired certain rights under a Registration Rights Agreement dated as of October 26, 1999, among the Issuer, Advent, Matav, Elbit, Tapuz, Eurocom and Polar (the “Registration Rights Agreement”), in respect of the Ordinary Shares purchased by HTIN from Advent to require the Issuer to register the transfer of Ordinary Shares held by them under the Securities Act of 1933, as amended.

In addition to the foregoing, certain directors of the Reporting Persons hold personal or corporate interests in 13% Unsecured Senior Subordinated Notes due 2010 (the “Notes”) issued by the Issuer on about 17 August 2000 and acquired by them as a personal investment. Specifically, Mr. Li Ka-shing, chairman of Cheung Kong and HWL, has a corporate interest in a nominal amount of US$1,500,000 in the Notes, Mr. Victor Li, deputy chairman of Cheung Kong and HWL, has a corporate interest in a nominal amount of US$10,989,000 in the Notes and Mr. Canning Fok, a director of HWL, HTIL and Cheung Kong, has a corporate interest in a nominal amount of US$4,000,000 of the Notes. Additionally, Rasven Investments S.A., a wholly-owned subsidiary of Cheung Kong, beneficially owns US$33,700,000 in principal amount of the Notes.

Item 7. Material to be Filed as Exhibits.

The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: April 25, 2005

FOR AND ON BEHALF OF HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF ADVENT INVESTMENTS PTE LTD

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL (NETHERLANDS) BV

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Edmond Ip
Name:	Edmond Ip
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
A.	Joint Filing Statement

1.	Share pledge dated June 23, 2004 by and among Advent Investments Pte. Ltd. and Bank Leumi Le-Israel B.M. with respect to filing of Schedule 13D.*

2.	Relationship Agreement, dated as of October 10, 1999, by and among Advent Investments Pte Ltd, Matbit Telecommunication Systems Limited, Matav Investments Limited, Elbit.COM Limited and Tapuz Cellular Systems Limited Partnership.†

3.	Supplemental Agreement, dated as of April 24, 2001, by and among Matbit Telecommunication Systems Limited, Matav Investments Limited, Elbit.COM Limited, Advent Investments Pte Ltd, Hutchison Telecommunications (Amsterdam) BV and Matav-Cable Systems Media Limited. †

4.	Amendment Agreement to the Relationship Agreement entered into on April 24, 2002 between Matbit Telecommunications Systems Limited, Matav Investments Limited, Advent Investments Pte Ltd, Hutchison Telecommunications (Amsterdam) BV, Matav-Cable Systems Media Limited, Elbit.COM Limited, Eurocom Communications Limited, Polar Communications Limited and Tapuz Cellular Systems Limited. †

5.	Registration Rights Agreement, dated as of October 26, 1999, by and among Partner Communications Company Ltd., Advent Investments Pte Ltd, Matbit Telecommunication Systems Limited, Tapuz Cellular Systems Limited Partnership and Matav Investments Limited. †

6.	Agreement, dated as of February 7, 2005, by and among Matav-Cable Systems Media Limited, Matav Investments Limited, Elbit Ltd, Eurocom Communications Ltd, Polar Communications Ltd, Hutchison Telecommunications International (Netherlands) BV and Advent Investments Pte Ltd. ††

7.	Restatement of the Relationship Agreement, dated as of April 20, 2005, by and among Advent Investments Pte Ltd, Hutchison Telecommunications International (Netherlands) BV, Matav Cable Systems Media Ltd., Matav Investments Ltd., Elbit Ltd., Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd.

†	Previously filed with the Statement on Schedule 13D filed jointly by HWL, HTA, Advent, Colonial and Cheung Kong with the Securities and Exchange Commission on May 3, 2002 and incorporated by reference herein.
††	Previously filed with Amendment No. 3 to the Statement on Schedule 13D filed jointly by HWL, HTIL, Advent, HTIN and Cheung Kong with the Securities and Exchange Commission on March 8, 2005 and incorporated by reference herein.
*	Previously filed with the Amendment No.1 to the Registration Statement on Form F-1 (File No. 333-118783) filed by Hutchison Telecommunications International Limited with the Securities and Exchange Commission on September 20, 2004 and incorporated by reference herein.

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Amendment No. 3 to Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: April 25, 2005

HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

ADVENT INVESTMENTS PTE LTD

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL (NETHERLANDS) BV

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Edmond Ip
Name:	Edmond Ip
Title:	Director